UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

HAMBRECHT ASIA ACQUISITION CORP.
(Translation of registrant’s name into English)

13/F Tower 2
New World Tower
18 Queens Road Central
Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICE

This Report of Foreign Private Issuer on Form 6-K, including the exhibits filed herewith, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding the issuer’s strategy, future operations, future financial position, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The issuer may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the issuer. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: changing principles of generally accepted accounting principles; outcomes of government reviews, inquiries, investigations and related litigation; compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the LCD market in China; fluctuations in customer demand; management of rapid growth; changes in government policy; the fluctuations in sales of LCD products in China; China’s overall economic conditions and local market economic conditions; the issuer’s ability to expand through strategic acquisitions and establishment of new locations; and geopolitical events. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the issuer. The issuer does not assume any obligation to update any forward-looking statements.

Completion of Acquisition

On March 11, 2010, the shareholders of the issuer Hambrecht Asia Acquisition Corp. approved the proposed acquisition of all of the outstanding shares of Honesty Group Holdings Ltd. (“Honesty Group”), discussed in the Report of Foreign Private Issuer filed by the Company on February 18, 2010, and the proxy statement, dated February 17, 2010 (which we refer to as the “proxy statement”), filed as an exhibit to that Report with respect to a extraordinary general meeting of the holders of the ordinary shares of Hambrecht Asia.  The shareholders also approved a change in the name of the issuer to SGOCO Technology Ltd.  The vote of shareholders was 3,128,488 shares (or 59.04% of the outstanding) in favor of the transaction, 1,263,189 shares (or 23.84%) against, with 404,795 shares abstaining.  Holders of 3,252,888 shares (or 67.82% or the outstanding) voted in favor of the name change, 1,020,689 shares (or 21.28%) against, with 522,895 shares abstaining.  We sometimes refer to the issuer as “Hambrecht Asia” prior to completion of the transactions and “SGOCO Technology” afterward.  Pursuant to the terms of the issuer’s Amended and Restated Memorandum of Association, public shareholders who voted against the transaction were entitled to elect to have their shares redeemed at $7.98 per share.  Holders of 1,263,189 shares (or 29.80% of the outstanding) elected to have their shares redeemed.

In addition, at the meeting, holders of the issuer’s outstanding warrants to purchase ordinary shares approved the amendment to the warrant agreement under which the warrants were issued to increase the exercise price per share of the warrants from $5.00 to $8.00 and to extend by one year the exercise period, and to provide for the redemption of the publicly-held warrants, at the option of the holder, for $0.50 per share upon the closing of the acquisition.  Holders of 4,450,050 of the warrants (or 76.87% of the outstanding) voted to approve the amendment to the warrants, 335,800 voted against, and 186,900 abstained.  Holders of approximately 1.9 million of the warrants elected to retain their warrants, as amended, with the new exercise price of $8.00 per share and March 12, 2014 expiration date.

Shareholders holding 1,263,189 of the outstanding ordinary shares (29.80% of the then outstanding publicly-held shares) elected to have their shares redeemed at the redemption price of $7.98 per share.  Approximately 2.9 million warrants will be redeemed at $0.50 each. Shareholders and warrantholders who chose to have their securities redeemed holders have until April 12, 2010 to surrender their securities with completed transmittal letters.

On March 12, 2010 (the “Closing Date”), the acquisition by the issuer of the outstanding capital stock of Honesty Group was completed, pursuant to the terms of the Share Exchange Agreement, dated as of February 12, 2010, as amended by Amendment No. 1 to Share Exchange Agreement, dated as of March 11, 2010 (together, the  “Share Exchange Agreement”).  The acquisition resulted in the issuance of: (i) 8,500,000 of the ordinary shares of Hambrecht Asia (the “Acquisition Shares”) to former shareholders of Honesty Group, and (ii) 5,800,000 of the ordinary shares of Hambrecht Asia (the “Escrow Shares”) to the former shareholders of Honesty Group, to be held in escrow and released if certain income milestones are met by the combined company.  The former shareholders of Honesty Group are Sun Zone Investments Limited (“Sun Zone”), a company organized under the laws of the British Virgin Islands, and Mr. Sze Kit Ting, a resident of Hong Kong.  We sometimes refer to Sun Zone and Mr. Ting as the “Honesty Shareholders.

As previously reported, in connection with the transactions, Hambrecht Asia entered into a variety of other agreements. Hambrecht Asia entered into agreements to purchase 2,147,143 ordinary shares from the holders thereof in a series of transactions for an aggregate price of $17,285,810.79.  In addition, as previously reported, the original shareholders of Hambrecht (referred to as the “Sponsors”) who acquired ordinary shares (“Sponsor Shares”) and warrants to acquire ordinary shares (“Sponsor Warrants”) prior to Hambrecht Asia’s initial public offering agreed to forfeit 124,738 of their Sponsor Shares and 1,300,000 of their Sponsor Warrants to purchase ordinary shares, constituting all of the outstanding Sponsor Warrants, other than the Sponsor Warrants to purchase 250,000 ordinary shares which were transferred without consideration to Pope Investments II, LLC.  Mr. Burnette Or, the President of SGOCO Technology as of the Closing Date, granted Pope Investments II, LLC a put option, guaranteed by Messrs. Robert Eu (former Chairman of the Board and current director) and John Wang (former Chief executive Officer) to purchase 250,000 ordinary shares at $8.00 exercisable for a three month period commencing February 15, 2011.  In addition, 766,823 Sponsor Shares were placed in escrow pending satisfaction of certain conditions described in Amendment No. 1 to the Share Exchange Agreement (filed as Exhibit 2.1 to Hambrecht Asia’s Form 6-K Current Report filed with the Securities and Exchange Commission on March 11, 2010).

In addition, the transaction resulted in various other changes in the business, operations and management of SGOCO Technology, including: (i) the approval of the name change to SGOCO Technology; (ii) the resignation of the prior officers and directors of Hambrecht Asia, other than Robert Eu and David Hao Wu, who will remain as directors of SGOCO Technology; and (iii) the appointment of new directors and officers of SGOCO Technology, all as described in the proxy statement.

The current officers and directors of SGOCO Technology are listed below.  Brief biographies of each of them can be found in the proxy statement.

Name	Age	Position
Robert Lu	47	Chief Executive Officer
Burnette Or	43	President and Director
Tin Man Or	67	Director
Weiwei Shangguan	37	Director
Frank Wu	38	Director
PikYue Teresa Hon	37	Director
David, Hao Wu	35	Director
Robert Eu	47	Director

Entry into a Material Definitive Agreement

In connection with and as a condition to the completion of the acquisition, Hambrecht Asia entered into the amendment to the Warrant Agreement with Continental Stock Transfer & Trust Company approved by the warrantholders at the special meeting of warrantholders on March 11, 2010.  As previously disclosed, the amendment to warrant agreement increased the exercise price per share of the outstanding warrants to $8.00 and extended the exercise time for the warrants to March 12, 2014.  The amendment to Warrant Agreement is filed herewith as Exhibit 4.1.

As described in the proxy statement and the Share Exchange Agreement, the Sponsors, the Honesty Shareholders and Hambrecht Asia entered into a Sponsor Agreement, dated as of February 12, 2010, which was amended by Amendment No. 1 to Sponsor Agreement, dated March 11, 2010, pursuant to which the Sponsors agreed to forfeit 124,736 ordinary shares and all of their 1,550,000 warrants other than 250,000 warrants transferred to an investor without consideration to the transferring Sponsor.  In addition, the Sponsors agreed to escrow 766,823 of their remaining 935,089 ordinary shares pending satisfaction of certain conditions set forth therein.  Those conditions include SGOCO Technology reaching certain milestones for “Income from Exiting Operations” as defined in the Share Exchange Agreement, as well as: (i) Messrs. Robert Eu and John Wang providing 30 hours per month in services to SGOCO Technology in connection with investor relations, listing on the Nasdaq Global Stock Market or Nasdaq Global Select Stock Market, introducing investors and advisors; (ii) listing of SGOCO Technology on such stock markets if the issuer acts in good faith to obtain such a listing once the listing criteria are met; and (iii) providing the opportunity for the issuer to raise an additional $15 million in equity subject to meeting certain prescribed pricing criteria.  The Sponsor Agreement and Amendment No. 1 to Sponsor Agreement are filed herewith as Exhibits 10.2 and 10.3.

In connection with the issuance of the Escrow Shares and the escrow of the escrowed Sponsors Shares, Hambrecht Asia, the Sponsors, and the Honesty Shareholders entered into an escrow agreement (“Escrow Agreement”) with Grand Pacific Investment Limited as escrow agent, pursuant to which the escrow agent will hold the Escrow Shares and the escrowed Sponsor Shares pending satisfaction of certain conditions within the applicable time periods.  If the conditions are not met, some or all of the Escrow Shares and/or the escrowed Sponsor Shares, will be delivered to SGOCO Technology and canceled and returned to the status of authorized and unissued ordinary shares. The Escrow Agreement is filed as Exhibit 10.1 to this Current Report on Form 6-K.

As a condition to the completion of the transactions under the Share Exchange Agreement, Hambrecht Asia entered into a Registration Rights Agreement, dated March 12, 2010, with the Honesty Shareholders pursuant to which the issuer agreed to register for resale on request shares issued to the Honesty Shareholders.  The Registration Rights Agreement is filed as Exhibit 10.4 to this Current Report on Form 6-K.

Unregistered Sales of Equity Securities

The Acquisition Shares and the Escrow Shares were issued to the Honesty Shareholders were issued in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, in reliance on Section 4(2) of that Act.

Where to Find Additional Information

The issuer is a foreign private issuer.  As such, the proxy statement and other proxy materials with respect to the acquisition was not subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”). The proxy statement with respect to the proposed acquisition contains risk factor disclosures alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules.  In addition, the issuer has filed various Current Reports on Form 6-K with the SEC containing important disclosures regarding the acquisition and the business of the issuer.

Copies of the proxy statement, the Current Reports on Form 6-K and other documents filed by Hambrecht are available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Hambrecht Asia Acquisition Corp., c/o Guanke (Fujian) Technological Industry Co. Ltd., SGOCO Technology Park, Luoshan, Jinjiang City, Fujian, China 362200, Attn. Jessie Hsia, telephone +86-595-8200-5598.

Exhibits

Exhibit No	Description

4.1	Amendment No. 1 to Warrant Agreement, dated as of March 12, 2010, between Hambrecht Asia Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent
10.1
Escrow Agreement, dated March 12, 2010, by and among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and Grand Pacific Investment Limited, as escrow agent*

10.2
Sponsors Agreement, dated as of February 12, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and Hambrecht Asia Acquisition Corp.*

10.3
Amendment No. 1 to Sponsors Agreement, dated as of February 12, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC*

10.4	Registration Rights Agreement, dated March 12, 2010, between Hambrecht Asia Acquisition Corp. and Sun Zone Investments Limited and Sze Kit Ting

* Certain exhibits or schedules to these agreements have been omitted and will be furnished supplementally to the Securities and Exchange Commission on request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 15, 2010	HAMBRECHT ASIA ACQUISITION CORP.

	By:	/s/ Burnette Or
Name: Burnette Or
Title: President

Exhibit Index

Exhibit No	Description

4.1	Amendment No. 1 to Warrant Agreement, dated as of March 12, 2010, between Hambrecht Asia Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent
10.1
Escrow Agreement, dated March 12, 2010, by and among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and Grand Pacific Investment Limited, as escrow agent*

10.2
Sponsors Agreement, dated as of February 12, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC., and Hambrecht Asia Acquisition Corp.*

10.3
Amendment No. 1 to Sponsors Agreement, dated as of February 12, 2010, among Sun Zone Investments Limited, Sze Kit Ting, Robert Eu, W.R. Hambrecht + Co., LLC, Hambrecht 1980 Revocable Trust, AEX Enterprises Limited, John Wang, Marbella Capital Partners LLC., Cannon Family Irrevocable Trust and Shea Ventures LLC*

10.4	Registration Rights Agreement, dated March 12, 2010, between Hambrecht Asia Acquisition Corp. and Sun Zone Investments Limited and Sze Kit Ting

* Certain exhibits or schedules to these agreements have been omitted and will be furnished supplementally to the Securities and Exchange Commission on request.

Each of the Exhibits is filed herewith.